Exhibit 77(c)

                 Matters Submitted to a Vote of Security Holders

1. A special meeting of shareholders of the VP Worldwide Growth Portfolio was held on July 22, 2003, to approve a Sub-Advisory Agreement between ING Investments LLC and Aeltus Investment Management, Inc. with no change in the Adviser, the portfolio managers or the overall management fee paid by the Portfolio.

                                                 Shares voted
                                                 against or        Total Shares
Portfolio                 Shares voted for       withheld             voted
---------                 ----------------       -------              -----
VP Worldwide Growth       5,164,718,311          131,971,273       5,617,095,690